September 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone Stephen Krikorian Amanda Kim Jan Woo

Re:	Toast, Inc. Registration Statement on Form S-1 Filed August 27, 2021 File No. 333-259104

Dear Ms. Barone:

This letter is submitted on behalf of Toast, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 filed on August 27, 2021 (the “Registration Statement”), as set forth in your letter dated September 1, 2021 addressed to Brian Elworthy, General Counsel of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-1

Notes to Consolidated Financial Statements

20. Subsequent Events, page F-80

1.

Please revise to disclose the amount of stock-based compensation associated with each stock award granted subsequent to your period end. Refer to ASC 855-10-50-2. A similar concern applies to your disclosure on page F-47.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-49 and F-83 of Amendment No. 1 to address the Staff’s comment.

General

2.

Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company’s financial health. In this respect, we note that the company incurred a net loss for the six months ended June 30, 2021 and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.

RESPONSE: The Company respectfully advises the Staff that it has revised the graphics at the forefront of Amendment No. 1 to address the Staff’s comment.

*****

Securities and Exchange Commission

September 13, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz

cc:	Christopher P. Comparato, Toast, Inc.

Brian R. Elworthy, Esq., Toast, Inc.

Mark T. Bettencourt, Esq., Goodwin Procter LLP

Andrew R. Pusar, Esq., Goodwin Procter LLP

John L. Savva, Esq., Sullivan & Cromwell LLP